CALCITECH LTD

ADDENDUM TO 6% CONVERTIBLE DEBENTURE DUE 31st December 2009 No. 21 as amended.

This first addendum to the above referenced debenture is effective as of the 31st December, 2008

The below amendments have been effected by this addendum to the above agreement and it’s earlier addendums to reflect the conversion at the 31st December, 2008 of 50% of the outstanding principle into common shares of CalciTech Ltd at a price of US$ 0.095, the addition to the remaining outstanding principle  of all accrued and unpaid interest to 31st December, 2008 and extension of the note to 31st December, 2010 at a revised interest at the rate of 1.75% per annum, with a revised conversion at a price of US$ 0.75 per common share during the extended period.

Whereas, under section 1.1, the note shall be extended for a further term to 31st December 2010 and the interest rate shall be reduced to 1.75% as calculated from the 1st January, 2009.

Whereas, under section 1.4, the rate of interest shall be 1.75% per annum. This replaces from 1st January, 2009, the previous rate of 6%.

Whereas, under Section 3, subsection 3. 2 of the above referenced Debenture, this shall now be amended whereby, subject to adjustment pursuant to Section 3.3, the Conversion price of a share of the Company’s Common Stock shall be three quarters United States Dollars (US$0.75) on the conversion date.

                                 IN WITNESS WHEREOF, the company has caused this first addendum to the 6% Convertible Debenture due 2009 to be duly executed by an authorized officer as of the date first above indicated.

FOR CALCITECH LTD

R A Leopard
President & CEO
Debenture No.21

Witnessed:

Antoine Ratsaphong,
Chief Accountant